EXHIBIT 10.13



July 7, 2004

David Smith
Roanoke Technology Corporation
2720 N. Wesleyan Blvd
Rocky Mount, NC 27804

Dear David:

         We are excited to hear that you have plans to potentially open a paintball manufacturing facility in Rocky Mount that will employ up to 25 new workers and invest $2 million in a new building, machinery, and equipment. We understand that Turn-Key Contractors will build a facility to your specifications and lease it to you.

         To help facilitate your decision to locate the paintball manufacturing facility in Rocky Mount, we offer the following incentives in addition to our peerless local business (climate:

         1. We will increase the local cash incentive $500 per new job for the 25 positions, in addition to the original 75 job creation offer, which will in effect increase the cash incentive from $37,500 to $50,000. This cash incentive will be disbursed to you upon material proof of job creation for all 100 jobs. A new inducement agreement outlining the new job creation goals must be signed prior any announcement or commencement of the project.

         2. We will coordinate with Donna Phillips to apply for a $25,000 One North Carolina Fund grant. The availability of this grant depends on approval by the state and your company meeting specific wage, health insurance, environmental, and NAICS requirements. Since the site you are examining in Nash County is within a Special Development Zone, the wage requirement is reduced to an overall average salary of $14.30 per hour. This requirement includes wages for all full time employees including hourly, salary, and management positions. We will need your assistance in obtaining the necessary information for the grant application process. The state of North Carolina does not allow tax abatements, so we are pursuing this avenue instead of the local tax route.

         3. We have attached an outline from Donna Phillips of the potential William S. Lee Tax Credits your company may be eligible for between RTC and the paintball manufacturing operation. Your accountant can help you apply for these tax credits through the state. Based on your operation being located in a Special Development Zone and the overall creation of 100 jobs, you may receive up to $670,000 in tax credits over a seven-year period. As you may know, tax


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credits on a given year can be taken against up to 50% of the tax Corporate
Income or Franchise tax burden.

         4. We will coordinate with you, the Employment Security Commission, and the Upper Coastal Plains Council of Governments to obtain any available federal grants or credits for hiring eligible dislocated and unemployed workers. Typically, these programs offer $1,000 per new job created.

         5. Nash Community College offers the New and Expanding Industry Training program to companies that add at least 12 new employees at one time to their operation. This award winning program will train your employees to the level and specification needed to begin the operation. Trainers can visit other similar operations and utilize your equipment to derive a program that will benefit your company. These services are provided at little or no cost to the company.

         We are delighted to work with you on this project. Once you have read this letter, I suggest that we get together with Donna Phillips, the Upper Coastal Plains Council of Governments, and Nash Community College to further explore what we can do to lower your upfront costs and bring this project to fruition.


Sincerely,



Jeremy Stratton, Vice President

Cc:      John Gessaman, President Carolinas Gateway Partnership
         Donna Phillips, North Carolina Department of Commerce